Filed pursuant to Rule 424(b)(3)

Registration No. 333-109508

FIRST PROSPECTUS SUPPLEMENT DATED FEBRUARY 13, 2004

(TO PROSPECTUS DATED OCTOBER 10, 2003)

Nanogen, Inc.

This document supplements the prospectus, dated October 10, 2003, relating to the resale by the selling security holders identified in the prospectus of 4,228,791 shares of our common stock, of which 2,107,580 shares are issuable upon the exercise of existing warrants. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto.

The following table supplements, or amends, as noted, the information contained in the table set forth in the prospectus under the caption “Selling Security Holders.” The table sets forth the number of shares beneficially owned by the selling security holders identified therein. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The shares of common stock issuable upon the exercise of warrants exercisable within 60 days after February 13, 2004 are deemed outstanding and to be beneficially owned by the selling security holders holding such warrants. The percentage ownership for the selling security holders identified therein and the percentage ownership after this offering for each selling security holder are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. The selling security holders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock. Thus, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that the selling security holders listed in the table will own beneficially upon completion of the offering. The selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest, may offer their shares of common stock for sale from time to time at market prices prevailing at the time of sale or at negotiated prices.

	Beneficial Ownership of Selling Security Holder Prior to Offering			Number of Shares Offered		Beneficial Ownership of Selling Security Holder After Offering
Name of Selling Security Holder	Number		Percentage			Number	Percentage
The following information amends the information set forth in the prospectus originally filed:

Ariel Fund Limited	253,750	(1)	1.0%	253,750	(1)	0	0%
Cohanzick Partners, L.P.	130,682	(2)	*	130,682	(2)	0	0%
Gabriel Capital, L.P.	183,750	(3)	*	183,750	(3)	0	0%
Langley Partners, L.P.	813,864	(4)	3.1%	813,864	(4)	0	0%

The following information supplements the information set forth in the prospectus originally filed:

Genetic Technologies Ltd.	32,463		*	32,463		0	0%
Libertyview Funds, L.P.(5)	192,727	(6)	*	192,727	(6)	0	0%
Libertyview Special Opportunities Fund, L.P. (5)	24,091	(7)	*	24,091	(7)	0	0%
Libertyview Global Volatility Fund, L.P. (5)	24,091	(8)	*	24,091	(8)	0	0%

*	Represents beneficial ownership of less than one percent (1%).

(1)	Includes shares issuable upon the exercise of warrants to purchase 50,750 shares at an exercise price of $4.75 per share that expire on September 20, 2004.

(2)	Includes shares issuable upon the exercise of warrants to purchase 26,137 shares at an exercise price of $4.75 per share that expire on September 20, 2004.

(3)	Includes shares issuable upon the exercise of warrants to purchase 36,750 shares at an exercise price of $4.75 per share that expire on September 20, 2004.

(4)	Consists of shares issuable upon the exercise of warrants to purchase 626,364 shares at an exercise price of $4.14 per share that expire on March 18, 2004 and warrants to purchase 187,500 shares at an exercise price of $4.75 per share that expire on September 20, 2004. Each warrant contains a provision limiting the exercise of such warrant if such exercise would cause Langley Partners, L.P. to beneficially own more than 4.9999% of the issued and outstanding shares of the Company. Accordingly, Langley Partners, L.P. disclaims beneficial ownership of any shares otherwise issuable upon the exercise of its warrants in excess of such limitation.

(5)	Libertyview Funds, L.P., Libertyview Special Opportunities Fund, L.P. and Libertyview Global Volatility Fund, L.P. are affiliates.

(6)	Consists of shares issuable upon the exercise of warrants to purchase 192,727 shares at an exercise price of $4.75 per share, subject to certain adjustments, that expire on September 18, 2008. Each warrant contains a provision limiting the exercise of such warrant if such exercise would cause Libertyview Funds, L.P. to beneficially own more than 4.9999% of the issued and outstanding shares of the Company. Accordingly, Libertyview Funds, L.P. disclaims beneficial ownership of any shares otherwise issuable upon the exercise of the warrant in excess of such limitation.

(7)	Consists of shares issuable upon the exercise of warrants to purchase 24,091 shares at an exercise price of $4.75 per share, subject to certain adjustments, that expire on September 18, 2008. Each warrant contains a provision limiting the exercise of such warrant if such exercise would cause Libertyview Special Opportunities Fund, L.P. to beneficially own more than 4.9999% of the issued and outstanding shares of the Company. Accordingly, Libertyview Special Opportunities Fund, L.P. disclaims beneficial ownership of any shares otherwise issuable upon the exercise of the warrant in excess of such limitation.

(8)	Consists of shares issuable upon the exercise of warrants to purchase 24,091 shares at an exercise price of $4.75 per share, subject to certain adjustments, that expire on September 18, 2008. Each warrant contains a provision limiting the exercise of such warrant if such exercise would cause Libertyview Global Volatility Fund, L.P. to beneficially own more than 4.9999% of the issued and outstanding shares of the Company. Accordingly, Libertyview Global Volatility Fund, L.P. disclaims beneficial ownership of any shares otherwise issuable upon the exercise of the warrant in excess of such limitation.

This first prospectus supplement is dated February 13, 2004.